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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 3                                                WASHINGTON, D.C. 20549
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
  Burkle             Ronald             W.          (Month/Day/Year)       Cyrk, Inc. (CYRK)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)      November 10, 1999    5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-    X  Director        X  10% Owner         (Month/Day/Year)
c/o The Yucaipa Companies                           curity Number of    ----               ----
10000 Santa Monica Blvd., Fifth Floor               Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
   Los Angeles      California         90067                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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    The reporting person does not have or share
    a pecuniary interest in any non-derivative
    securities required to be reported.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)


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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                        cisable and     Underlying Derivative Security     sion or      ship        Beneficial
                                     Expiration      (Instr. 4)                         Exercise     Form of     Ownership
                                     Date                                               Price of     Deriv-      (Instr. 5)
                                    (Month/Day/                                         Deri-        ative
                                     Year)                                              vative       Security:
                                  --------------------------------------------------    Security     Direct
                                                                            Amount                   (D) or
                                   Date     Expir-                          or                       Indirect
                                   Exer-    ation           Title           Number                   (I)
                                   cisable  Date                            of
                                                                            Shares                 (Instr. 5)
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Series A Senior Cumulative         See      See      Common Stock, $0.01  3,030,303*     See           I       Ronald W. Burke
Participating Convertible          below**  below**  par value                           below*                controls OA3, LLC,
Preferred Stock (25,000 shares)                                                                                which controls
                                                                                                               Multi-Accounts, LLC,
                                                                                                               which controls
                                                                                                               Overseas Toys L.P.,
                                                                                                               which directly owns
                                                                                                               the securities
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Warrants to purchase 15,000        Anytime  See      Common Stock, $0.01  1,666,666***   See           I       Ronald W. Burke
shares of Series A Senior          prior to below*** par value                           below***              controls OA3, LLC,
Cumulative Convertible             Novem-                                                                      which controls
Preferred Stock                    ber 10,                                                                     Multi-Accounts, LLC,
                                   2004***                                                                     which controls
                                                                                                               Overseas Toys L.P.,
                                                                                                               which directly owns
                                                                                                               the securities
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EXPLANATION OF RESPONSES:

* Each share of Convertible Preferred Stock is convertible, at the option of the holder, into the amount of Common Stock equal to the sum of $1,000 plus all accrued and unpaid dividends, divided by $8.25 (subject to adjustment). The 25,000 shares of
Convertible Preferred Stock are initially convertible into 3,030,303 shares of Common Stock.

**At the option of Cyrk, Inc. (the "Issuer"), if the average closing prices of the Issuer's Common Stockhave exceeded $12.00 for sixty consecutive trading days on or after November 19, 2002, all or a portion of the shares of Convertible Preferred Stock may be redeemed. At the opti of the Issuer, all or a portion of the shares of Convertible Preferred Stock may be redeemed on or after
November 10, 2005.

***The warrant is exercisable for 15,000 shares of Convertible Preferred Stock for an aggregate purchase price of $15,000,000.
Each share of Convertible Preferred Stock is convertible, at the optin of the holde, into the amount of Common Stock equal to the sum of $1,000 plus all accrued and unpaid dividends, divided by $9.00 (subject to adjustment). The shares purchase under the warrant are initially convertible into 1,666,666 shares of Common Stock. The warrant will expire on the earlier of (i) the time when it has been exercised for all 15,000 shares of Convertible Preferred Stock and (ii) November 10, 2004.

                                                                       OA3, LLC

                                                                       /s/ Ronald W. Burkle                   November 15, 1999
                                                                       -------------------------------------  ----------------------
                                                                                  Managing Member                     Date
                                                                           Signature of Reporting Person

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                                                                                                                   SEC 1473 (7-97)
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